UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2003

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
                 (Translation of registrant's name into English)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On February 14, 2003, Husky Energy Inc. announced that it has recently entered into a series of commodity hedging contracts for 2003. The press release is attached hereto as Exhibit A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   HUSKY ENERGY INC.



                                   By:  /s/ Neil D. McGee
                                        ---------------------------------------
                                        Neil D. McGee
                                        Vice President & Chief
                                        Financial Officer



                                   By:  /s/ James D. Girgulis
                                        ---------------------------------------
                                        James D. Girgulis
                                        Vice President, Legal &
                                        Corporate Secretary


Date:  February 18, 2003

                                                                       EXHIBIT A
                                                                       ---------



HUSKY ENERGY

News Release

                                                               February 14, 2003


                        HUSKY ANNOUNCES HEDGING POSITION

Calgary, Alberta - Husky Energy Inc. announced today that it has recently entered into a series of commodity hedging contracts for 2003.

The Company has contracts that hedge 26 million barrels of crude oil at an average strike price of approximately $US 29.50. These hedges cover approximately 34 percent of Husky's expected crude oil production, primarily in the April to December period, for 2003. The Company also has 37 billion cubic feet of its natural gas hedged primarily in the second and third quarters at prices of approximately $US 5.20/mmbtu. At this time Husky has now hedged approximately 17 percent of its expected natural gas production for 2003.

If commodity prices continue to be strong, the Company may consider additional oil and gas hedges.

"Husky has taken a position to lock in value, due to the recent increases in commodity prices," said John C.S. Lau, President and Chief Executive Officer of Husky. "This will enhance Husky's financial flexibility throughout its east coast and oil sands mega-project development period."

Husky Energy is a Canadian-based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS THAT COULD INFLUENCE ACTUAL RESULTS.

                                      -30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Richard M. Alexander                            Michael Lawrence
Vice President, Investor Relations              Senior Communications Advisor
& Corporate Communications                      Corporate Communications
Husky Energy Inc.                               Husky Energy Inc.
(403) 298-6952                                  (403) 298-6587



--------------------------------------------------------------------------------
707 8th Avenue S.W.,  Box 6525, Station D, Calgary, Alberta T2P 3G7
                                                                  (403) 298-6111